

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 16, 2016

Thomas Tang
Chief Executive Officer
Arem Pacific Corporation
47 Mount Pleasant Road
Nunawading, Victoria
Australia 3131

> **Re: Arem Pacific Corporation**
> **Amendment No 2 to Registration Statement on Form S-1**
> **Filed February 9, 2016**
> **File No. 333-207099**

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2016 letter.

General

1.   We note your response to comment 2 of our prior letter and Mr. Xin Jin's ownership of other stores bearing the Green Palm Foot Heaven name and signage. Additionally, we note your disclosure in the business section discussing the importance of brand recognition and brand loyalty. Please advise who owns the rights to this trademark and if an agreement is in place for such use. If Arem Pacific is licensing the rights to use the trademark, please consider whether the agreement should be filed as an exhibit to the registration statement. You may wish to refer to Item 601 of Regulation S-K.

Liquidity and Capital Resources, page 40

2.   We note your response to comment 6. Per your revised disclosure hereunder and on page F-9, Mr. Xin Jim has provided a Letter of Support to the Company pursuant to which he has agreed that such loan of $166,919 as at June 30, 2015 to Sanyi Group Pty Ltd will not be called upon without giving at least 13 months' prior notice. Notwithstanding, we note that you have made principal payments on such loan during each of the last two fiscal years, and continuing through the fiscal quarter ended September 30, 2015. Please disclose the repayment terms of the underlying promissory note, the amounts that you expect to pay during fiscal year 2016, and the conditions under which Mr. Jin may call upon that loan after giving a 13 months' notice.

1.4 Going Concern Basis, page F-10

3.   We note your response to comment 10 and the Letter of Support from Mr. Xin Jin in Exhibit 10.3. As he made reference to the "loan of A$217,343.04 as at 30 June 2015 to Sanyi Group Pty Ltd," please also include the related promissory note as an exhibit.

Condensed Consolidated Unaudited Financial statements … page F-22.

4.   Please update your financial statements through the quarter ended December 31, 2015.

Exhibit 5.1

5.   Please have counsel file a revised legality opinion in which counsel references that the securities being registered are for resale by selling stockholders.

        You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Robert L. Littlepage, Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications

cc: Daniel H. Luciano, Esq.